

Via fax (801) 847-6422

October 19, 2010

Paul G. Begum
Chairman & CEO
Klever Marketing, Inc.
2469 E Ft Union Blvd
No. 214 Cottonwood, UT 84121

> **Re:** **Klever Marketing, Inc.**
> **Form 10-K & Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed April 13, 2010 and April 30, 2010, respectively**
> **Form 10-Q & Form 10-Q/A for the Quarter Ended June 30, 2010**
> **Filed August 13, 2010 and August 17, 2010, respectively**
> **File No. 000-18730**

Dear Mr. Begum:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K and 10-K/A for the Year Ended December 31, 2009

Item 9. Controls and Procedures, page 12

1.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2009. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;
- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and
- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm**.**

2. Please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

3. Notwithstanding your response to comment 2 above, please explain further how management concluded your disclosure controls and procedures were effective at December 31, 2009 considering the factors that led management to conclude your disclosure controls and procedures were ineffective at March 31, 2010 and June 30, 2010 appear to have also existed at December 31, 2009.

4. We note your CEO concluded that your disclosure controls and procedures were "effective in timely alerting him to material information relating to the Company required to be included in the reports that the Company files and submits pursuant to the Exchange Act." Please revise to clarify, if true, that your officers concluded your disclosure controls and procedures are effective to ensure that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and also to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure. In this regard, please note that if your conclusions concerning the effectiveness of your disclosure controls and procedures refer to the definition of disclosure controls and procedures as indicated in Rule 15(e) of the Exchange Act, then

you should either (1) provide the entire definition or (2) clearly indicate that the evaluation was made with respect to disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. Please revise your filings accordingly.

Exhibits 31.1 and 31.2

5.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K. Similar revisions should be made to your March 31, 2010 and June 30, 2010 Forms 10-Q.

Form 10-Q and Form 10-Q/A for the Quarter Ended June 30, 2010

Item 4(T). Controls and Procedures, page 13

Management's Report on Internal Control over Financial Reporting, page 13

6.   Please explain further your disclosures in both the March 31, 2010 and June 30, 2010 Forms 10-Q with regards to management's report on internal control over financial reporting. In this regard, tell us if you actually performed an evaluation of your internal controls over financial reporting at each of these dates. If so, tell us why and specifically address how you considered the requirements of Item 308T(a) of Regulation S-K to assess the effectiveness of the company's internal control over financial reporting as of the end of your most recent fiscal year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Paul G. Begum
Klever Marketing, Inc.
October 19, 2010
Page 4

You may contact Megan Akst, Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief